UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

        Under the Securities Exchange Act of 1934
          (Amendment No. 2)*

            Sphere Drake Holdings LTD.  (SD)

                    (Name of Issuer)

         Common Stock, par value $0.01 per share

            (Title of Class of Securities)

                   CUSIP No. G8345M101
                     (CUSIP Number)

                       Thomas F. Steyer
              Farallon Capital Management, L.L.C.
                One Maritime Plaza, Suite 1325
               San Francisco, California  94111
                     (415) 421-2132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      November 18, 1997

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       SCHEDULE 13D

CUSIP NO. G8345M101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     553,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     553,300

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     553,300

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    3.0%

14   Type of Reporting Person*

     PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. G8345M101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     511,400

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

       511,400

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

       511,400

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    2.8%

14   Type of Reporting Person*

     PN

        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. G8345M101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners II, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

    129,900

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     129,900

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     129,900

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

   0.7 %

14   Type of Reporting Person*

     PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. G8345M101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners III, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

    49,500

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     49,500

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     49,500

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    0.3%

14   Type of Reporting Person*

     PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. G8345M101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tinicum Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     New York

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     76,700

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     76,700

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     76,700

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    0.4%

14   Type of Reporting Person*

     PN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO.  G8345M101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     651,700

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     651,700

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     651,700

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

    3.5%

14   Type of Reporting Person*

     IA, 00

      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        SCHEDULE 13D

CUSIP NO. G8345M101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Partners, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,320,800

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,320,800

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,320,800

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    7.2%

14   Type of Reporting Person*

     00

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP NO. G8345M101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Enrique H. Boilini

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Argentina

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,972,500

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,972,500

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,972,500

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    10.7%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. G8345M101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     South Africa

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,972,500

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,972,500

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,972,500

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    10.7%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. G8345M101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,972,500

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,972,500

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,972,500

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     10.7%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP NO. G8345M101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Fleur E. Fairman

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,320,800

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,320,800


11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,320,800


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    7.2%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. G8345M101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,972,500

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,972,500

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,972,500

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    10.7%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                    SCHEDULE 13D

CUSIP NO. G8345M101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,972,500

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,972,500

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,972,500

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

   10.7%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SCHEDULE 13D

CUSIP NO. G8345M101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,972,500

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,972,500

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,972,500

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    10.7%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. G8345M101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,972,500

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,972,500

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,972,500

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

   10.7%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SCHEDULE 13D

CUSIP NO. G8345M101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,972,500

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,972,500

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,972,500

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

      10.7%

14   Type of Reporting Person*

     IN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. G8345M101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,972,500

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,972,500

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     1,972,500

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    10.7%

14   Type of Reporting Person*

     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 2 to Schedule 13D amends the
Schedule 13D initially filed on August 8, 1997 (collectively, with all amendments thereto, the "Schedule 13D").

Item 2.  Identity and Background.

     Item 2 of the Schedule 13D is amended
and restated in its entirety as follows:

     (a)    This statement is filed by:  (i) Farallon
Capital Partners, L.P., a California limited partnership
("FCP"), with respect to the Shares held by it; (ii)
Farallon Capital Institutional Partners, L.P., a Califor-
nia limited partnership ("FCIP"), with respect to the
Shares held by it; (iii) Farallon Capital Institutional
Partners II, L.P., a California limited partnership
("FCIP II"), with respect to the Shares held by it; (iv)
Farallon Capital Institutional Partners III, L.P., a
Delaware limited partnership ("FCIP III"), with
respect to the Shares held by it; (v) Tinicum
Partners, L.P., a New York limited
partnership ("Tinicum", collectively with FCP,
FCIP, FCIP II and FCIP III, the "Partnerships"),
with respect to the Shares held by it;
(vi) Farallon Capital Management, L.L.C., a Delaware
limited liability company ("FCMLLC"), with respect to the
Shares held by Farallon Capital Offshore Investors, Inc.,
a British Virgin Islands corporation ("Offshore"), and
certain other accounts managed by FCMLLC (together with
Offshore, the "Managed Accounts"<1>); (vii) Farallon
Partners, L.L.C., a Delaware limited liability company
("FPLLC"), with respect to the Shares held by each of
the Partnerships; (viii) each of Enrique H. Boilini
("Boilini"), David I. Cohen ("Cohen"),
Joseph F. Downes ("Downes"), Jason M. Fish ("Fish"),
Andrew B. Fremder ("Fremder"),


<1>Of the Shares reported by FCMLLC on behalf
of the Managed Accounts, 25,300 Shares
(equal to 0.1% of the total Shares currently outstanding) are held by The Absolute Return Fund of The Common Fund, a non-profit corporation whose principal address is 450 Post Road East, Westport,
Connecticut, 06881.


PAGE

William F. Mellin ("Mellin"), Stephen L. Millham ("Millham"),
Meridee A. Moore ("Moore") and Thomas F.
Steyer ("Steyer"), with respect to the Shares held by each of the Partnerships and the Managed Accounts; and (ix) Fleur E. Fairman
("Fairman") with respect to the Shares held by each of the Partnerships (FCP, FCIP, FCIP II, FCIP III,
Tinicum, FCMLLC, FPLLC, Boilini, Cohen, Downes,
Fairman, Fish, Fremder, Mellin, Millham,
Moore and Steyer shall collectively be referred to hereafter as the "Reporting Persons").

     The name, address, principal business, state of organization, executive officers, directors and controlling persons of FCMLLC and FPLLC are set forth on Annex 1 hereto. The Shares reported hereby for the Partnerships and FCMLLC on behalf of the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin,
Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owners of all such Shares. Each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed the beneficial owners of all such Shares owned by the Partnerships and FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts.
Each of FCMLLC, FPLLC, Boilini, Cohen, Downes,
Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

      (b) The address of the principal business and principal office of (i) the Partnerships, FCMLLC and FPLLC is One Maritime Plaza, Suite 1325, San Francisco,
California  94111, and (ii) Offshore is Craigmuir
Chambers, P.O. Box 71, Road Town, Tortola,
British Virgin Islands.

     (c)    The principal business of each of the
Partnerships and Offshore is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of FPLLC is to act as the general partner (the "General Partner") of the Partnerships. The principal business of FCMLLC is that of a registered investment adviser.
PAGE

      (d)    None of the Partnerships, FCMLLC, FPLLC,
Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)    None of the Partnerships, FCMLLC, FPLLC,
Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3.  Source and Amount of Funds and Other
          Consideration.

     Item 3 of the Schedule 13D is amended and supplemented as follows:

     The net investment cost (including commissions) is $787,910 for the 94,200 Shares acquired by FCP since the filing of the prior Schedule 13D, $848,418 for the 101,700 Shares acquired by FCIP since the filing of the prior Schedule 13D, $304,688 for the 37,500 Shares acquired by FCIP II since the filing of the prior Schedule 13D, $76,313 for the 9,100 Shares acquired by FCIP III since the filing of the prior Schedule 13D, $171,901 for the 21,000 Shares acquired by Tinicum since the filing of the prior Schedule 13D and $1,091,684 for the 131,100 Shares acquired by the Managed Accounts since the filing of the prior Schedule 13D.

     The consideration for such acquisitions was obtained as follows: (i) with respect to FCIP, FCIP II and FCIP III, from working capital; (ii) with respect to the Managed Accounts, from the working capital of each Managed Account and/or from borrowings pursuant to margin accounts maintained by some of the Managed Accounts at Goldman Sachs & Co.;
and (iii) with respect to FCP and Tinicum, from working capital and/or from borrowings pursuant to margin accounts maintained by FCP and Tinicum at Goldman Sahcs & Co.
FCP, Tinicum and some of the Managed Accounts
PAGE
hold certain
securities in their respective margin accounts at Goldman
Sachs & Co., and the accounts may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.

Item 4.  Purpose of the Transaction.

     Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

     The purpose of the acquisition of the Shares is for investment, and the acquisitions of the Shares by each of the Partnerships and the Managed Accounts were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

     Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No
 Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

     Also, in order to maximize and protect the value of their investment in the Company, the Reporting Persons have and may engage in communications with one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company and/or potential investors in the Company regarding the Company, including but not limited to its operations.

     Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of the instructions to Item 4 of Schedule
13D.  The Reporting
PAGE

Persons may, at any time and
from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

     A.     Farallon Capital Partners, L.P.

            (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for
FCP is incorporated herein by reference.   The percentage
amount set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 18,404,285 Shares outstanding as of October 27, 1997 as reported by the Company in its Form 10Q for the period ended September 30, 1997.

            (c)     The trading dates, number of Shares
purchased or sold and the price per Share for all purchases and sales of the Shares since the filing of the prior Schedule 13D are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCP, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC, and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)     Not applicable.

      B.    Farallon Capital Institutional Partners, L.P.

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.

            (c)     The trading dates, number of Shares
purchased or sold and the price per Share for all purchases and sales of the Shares since the filing of the prior Schedule 13D are set forth on Schedule B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCIP, including the disposition of the proceeds of the sale of the Shares. Steyer is
PAGE
the senior managing member
of FPLLC and Boilini, Cohen, Downes,
Fairman, Fish, Fremder, Mellin, Millham and
Moore are managing members of FPLLC.

            (e)     Not applicable.

      C.   Farallon Capital Institutional Partners II,
L.P.

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP
II is incorporated herein by reference.

            (c)     The trading dates, number of Shares
purchased or sold and the price per Share for all purchases and sales of the Shares since the filing of the prior Schedule 13D are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCIP II, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes,
Fairman, Fish, Fremder, Mellin, Millham and
Moore are managing members of FPLLC.

            (e)      Not applicable.

     D.    Farallon Capital Institutional Partners III, L.P.

            (a), (b) The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for FCIP III is incorporated herein by reference.

            (c)     The trading dates, number of Shares
purchased or sold and the price per Share for all purchases and sales of the Shares since the filing of the prior Schedule 13D are set forth on Schedule D hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCIP III, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes,
Fairman, Fish, Fremder, Mellin, Millham and
Moore are managing members of FPLLC.

            (e)     Not applicable.

     E.    Tinicum Partners, L.P.

            (a), (b) The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Tinicum is incorporated herein by reference.

            (c)     The trading dates, number of Shares
purchased or sold and the price per Share for all purchases and sales of the Shares since the filing of the prior Schedule PAGE

13D are set forth on Schedule E hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d)     FPLLC as General Partner has the
power to direct the affairs of Tinicum, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes,
Fairman, Fish, Fremder, Mellin, Millham and
Moore are managing members of FPLLC.

            (e)     Not applicable.

      F.    Farallon Capital Management, L.L.C.


            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

            (c)     The trading dates, number of Shares
purchased or sold and the price per Share for all purchases and sales of the Shares by the Managed Accounts since the filing of the prior Schedule
13D are set forth on Schedule F hereto
and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d)     FCMLLC, as an investment adviser, has
the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts.
Steyer is the senior managing member of FCMLLC and Boilini, Cohen, Downes, Fish, Fremder, Mellin,
Millham and Moore are managing members of FCMLLC.

            (e)     Not applicable.

      G.    Farallon Partners, L.L.C.

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for FPLLC is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin,
Millham and Moore are managing members of FPLLC.

            (e)     Not applicable.

     H.     Enrique H. Boilini

PAGE

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Boilini is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Boilini is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     I.     David I. Cohen

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts.
Cohen is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     J.     Joseph F. Downes

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Downes is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.
PAGE

      K.     Fleur E. Fairman

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Fairman is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Shares. Fairman is a managing member of FPLLC.

            (e)     Not applicable.

     L.     Jason M. Fish

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

            (c)     None.

PAGE

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Fish is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     M.     Andrew B. Fremder

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference.

           (c)     None.

           (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts.
Fremder is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

      N.    William F. Mellin
PAGE

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts.
Mellin is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     O.     Stephen L. Millham

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts.
Millham is a managing member of FCMLLC and FPLLC.


            (e)     Not applicable.

     P.     Meridee A. Moore

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of Shares held by the Managed Accounts.
Moore is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.
PAGE

     Q.     Thomas F. Steyer

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held

PAGE
by the Managed Accounts. Steyer is the senior managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     The Shares reported hereby for the Partnerships and FCMLLC on behalf of the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and
Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owner of all such Shares.
Each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owner of all such Shares owned by the Partnerships. FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen,
Downes, Fairman, Fish, Fremder, Mellin, Millham,
Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

PAGE

                         SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 1997


                    /s/ Thomas F. Steyer
                    FARALLON PARTNERS, L.L.C.,
                    on its own behalf and as
                    General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON
                    CAPITAL INSTITUTIONAL PARTNERS
                    II, L.P. FARALLON CAPITAL
              INSTITUTIONAL PARTNERS
                    III, L.P. and TINICUM PARTNERS, L.P.
                    By Thomas F. Steyer,
                    Senior Managing Member



                    /s/ Thomas F. Steyer
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /s/ Thomas F. Steyer
                    Thomas F. Steyer,
                    individually and as
                    attorney-in-fact for each
                    of Enrique H. Boilini, David I.
                    Cohen, Joseph F. Downes,
                    Fleur E. Fairman, Jason M. Fish,
                    Andrew B. Fremder, William
                    F. Mellin, Stephen L.
                    Millham, and Meridee A. Moore.
          The Powers of Attorney each executed
by  Boilini, Cohen, Downes, Fairman, Fish,
Fremder, Mellin, Millham and Moore authorizing
Steyer to sign and file this Schedule 13D on each
person's behalf was filed with Amendment No. 1
to the Schedule 13D filed with the SEC on
September 26, 1997 by such Reporting Persons
with respect to the Common Stock of Sphere
Drake Holdings Limited are hereby incorporated
by reference.

PAGE

                                                ANNEX 1



     Set forth below with respect to FCMLLC and FPLLC is the following: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below, with respect to each managing member of FCMLLC and FPLLC is the following: (a) name;
(b) business address; (c) principal occupation; and
(d) citizenship.

1.     (a)    Farallon Capital Management, L.L.C.
        (b)    One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
        (c)    Serves as investment adviser to various
               managed accounts
       (d)    Delaware limited liability company
       (e)    Managing Members: Thomas F. Steyer, Se-
               nior Managing Member; David I. Cohen,
               Joseph F. Downes, Jason M. Fish, Andrew
               B. Fremder, William F. Mellin, Stephen L.
               Millham and Meridee A. Moore, Managing
               Members.

2.     (a)    Farallon Partners, L.L.C.
       (b)    c/o Farallon Capital Management, L.L.C.
                One Maritime Plaza, Suite 1325
                San Francisco, CA  94111
      (c)     Serves as general partner to investment
                partnerships
      (d)     Delaware limited liability company
      (e)     Managing Members:  Thomas F. Steyer,
                Senior Managing Member; Enrique H. Boilini,
                David I. Cohen, Joseph F. Downes, Fleur E.
                Fairman, Jason M. Fish, Andrew B. Fremder,
                William F. Mellin, Stephen L. Millham and
                Meridee A. Moore, Managing Members.

3.     (a)    Enrique H. Boilini
       (b)    c/o Farallon Capital Management, L.L.C.
                75 Holly Hill Lane
                Greenwich, CT 06830
       (c)    Managing Member of Farallon
                Partners, L.L.C.; Managing Member of
                Farallon Capital Management, L.L.C.
       (d)    Argentinean Citizen

4.     (a)    David I. Cohen
       (b)    c/o Farallon Capital Management, L.L.C.
                One Maritime Plaza, Suite 1325
                San Francisco, CA  94111
       (c)    Managing Member of Farallon
                Partners, L.L.C.; Managing Member of
                Farallon Capital Management, L.L.C.
        (d)     South African Citizen

PAGE

5.     (a)    Joseph F. Downes
       (b)    c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
       (c)    Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
       (d)    United States Citizen

6.     (a)    Fleur E. Fairman
       (b)    993 Park Avenue
               New York, New York  10028
       (c)    Managing Member of Farallon Partners,
               L.L.C.
       (d)    United States Citizen

7.     (a)    Jason M. Fish
       (b)    c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
       (c)    Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
       (d)    United States Citizen

8.     (a)    Andrew B. Fremder
       (b)    c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
       (c)    Managing Member of Farallon
               Partners, L.L.C.; Managing Member of
               Farallon Capital Management, L.L.C.
       (d)    United States Citizen

9.     (a)    William F. Mellin
       (b)    c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
       (c)    Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
       (d)    United States Citizen

10.    (a)    Stephen L. Millham
       (b)    c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
       (c)    Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
       (d)     United States Citizen

PAGE

11.    (a)    Meridee A. Moore
       (b)    c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
       (c)    Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
       (d)    United States Citizen

12.    (a)    Thomas F. Steyer
       (b)    c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
       (c) Senior Managing Member of Farallon Part-ners, L.L.C.; Senior Managing Member of
               Farallon Capital Management, L.L.C.
       (d)    United States Citizen

PAGE

                        SCHEDULE A

FARALLON CAPITAL PARTNERS, L.P.


             NO. OF SHARES                   PRICE
TRADE DATE     PURCHASED       PER SHARE
                                                              ($/share)
                             (including
                              commission)

     9/24/97              1,000                 8.65

     9/29/97              1,500                 8.64

     10/6/97              3,400                 8.71

     10/10/97            2,800                 8.71

     10/14/97            9,400                 8.77

     10/15/97            2,600                 8.71

     10/16/97            2,000                 8.65

     10/17/97            2,600                 8.65

     10/22/97            2,600                 8.65

     10/27/97            1,200                 8.52

     10/28/97            1,600                 8.40

     10/29/97            2,200                 8.40

     10/30/97            1,600                 8.24

    11/14/97            1,000                  8.15

     11/17/97            2,200                 8.15

     11/18/97            55,000               8.21

     11/21/97            1,500                 8.14

PAGE

                        SCHEDULE B

         FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.



                    NO. OF SHARES             PRICE
      TRADE DATE     PURCHASED  PER SHARE
                                                              ($/share)
                                     (including
                                      commission)

     9/29/97                    1,300               8.64

     10/6/97                    3,300               8.71

     10/10/97                   2,600              8.71

     10/14/97                   8,700              8.77

     10/15/97                   2,600              8.71

     10/16/97                   2,000              8.65

     10/17/97                   2,600              8.65

     10/22/97                   2,600              8.65

     10/27/97                   1,200              8.52

     10/28/97                   1,600              8.40

     10/29/97                   2,200              8.40

     10/30/97                   1,600              8.24

     11/14/97                   1,000              8.15

     11/17/97                   2,200              8.15

     11/18/97                   65,000            8.21

     11/21/97                   1,200              8.15

PAGE

                        SCHEDULE C


        FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.


                      NO. OF SHARES             PRICE
      TRADE DATE      PURCHASED    PER SHARE
                                                                 ($/share)
                                     (including
                                      commission)

     10/6/97                  1,100                    8.71

     10/10/97                600                       8.71

     10/14/97                2,000                    8.71

     10/15/97                600                       8.71

     10/16/97                400                       8.65

     10/17/97                600                       8.65

     10/22/97                600                       8.65

     10/27/97                300                       8.52

     10/28/97                1,100                    8.39

     10/29/97                1,500                    8.39

     10/30/97                1,100                    8.24

     11/14/97                400                       8.15

     11/17/97                1,000                    8.15

     11/18/97                25,000                  8.21

     11/21/97                400                       8.15
PAGE

                         SCHEDULE D

 FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.


                 NO. OF SHARES             PRICE
    TRADE DATE     PURCHASED  PER SHARE
                                                            ($/share)
                                  (including
                                   commission)

     10/6/97                 300                   8.71

     10/10/97               300                   8.71

     10/14/97               1,000                8.77

     10/15/97               400                   8.71

     10/16/97               300                   8.64

     10/17/97               400                   8.65

     10/22/97               400                   8.65

     10/27/97               100                   8.52

     10/28/97               200                   8.40

     10/29/97               200                   8.40

     10/30/97               100                   8.24

     11/14/97               100                   8.14

     11/17/97               200                   8.15

     11/18/97               5,000                8.21

     11/21/97               100                   8.14

PAGE
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                         SCHEDULE E

                   TINICUM PARTNERS, L.P.


             NO. OF SHARES                 PRICE
      TRADE DATE   PURCHASED  PER SHARE
                                                            ($/share)
                                  (including
                                   commission)

     10/6/97                 600                   8.71

     10/10/97               400                   8.71

     10/14/97               1,300                8.77

     10/15/97               400                   8.71

     10/16/97               300                   8.64

     10/17/97               400                   8.65

     10/22/97               200                   8.65

     10/27/97               300                   8.52

     10/28/97               300                   8.39

     10/29/97               400                   8.40

     10/30/97               300                   8.24

     11/14/97               200                   8.15

     11/17/97               600                   8.15

     11/18/97               15,000              8.21

     11/21/97               300                   8.14

PAGE
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                        SCHEDULE F

               FARALLON CAPITAL MANAGEMENT, L.L.C.

                     NO. OF SHARES             PRICE
      TRADE DATE     PURCHASED    PER SHARE
                                                                ($/share)
                                     (including
                                       commission)

     10/6/97                   500                     8.71

     10/10/97                 2,600                  8.71

     10/14/97                 8,700                  8.77

     10/15/97                 2,600                  8.71

     10/16/97                 1,900                  8.64

     10/17/97                 2,600                  8.65

     10/22/97                 2,800                  8.65

     10/27/97                 1,500                  8.52

     10/28/97                 2,300                  8.39

     10/29/97                 3,000                  8.40

     10/30/97                 2,200                  8.24

     11/14/97                 1,000                  8.15

     11/17/97                 2,500                  8.14

     11/18/97                 65,000                8.21

     10/6/97                   300                     8.71

     10/10/97                 100                     8.71

     10/14/97                 300                     8.77
PAGE
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     10/15/97                 200                     8.71

     10/16/97                  100                    8.64

     10/17/97                  200                    8.65

     10/22/97                  200                    8.65

     10/27/97                  100                    8.52

     10/28/97                  100                    8.39

     10/29/97                  100                    8.39

     10/30/97                  100                    8.24

     11/14/97                  100                    8.14

     11/17/97                  200                    8.15

     11/18/97                  5,000                 8.21

     10/6/97                    500                    8.71

     10/10/97                  600                    8.71

     10/14/97                  2,000                 8.77

     10/15/97                  600                    8.71

     10/16/97                  400                    8.64

     10/17/97                  600                    8.65

     10/22/97                  600                    8.65

     10/27/97                  300                    8.52

     10/28/97                  300                    8.39

     10/29/97                  400                    8.40

     10/30/97                  300                    8.24

     11/14/97                  200                    8.15
PAGE
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     11/17/97                  600                    8.15

     11/18/97                  15,000               8.21

     11/21/97                  300                    8.14

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